Appendix D: Directors & Officers Work History

Please Find below the work history, or Bios, for the Directors & Officers associated with 92East, LLC:

1. J oshua Webber, CEO

Career History can be located via the following links

John Ross Salcido Bio:

- A multi-talentedDirector,Producer, and Screenwriter. Josh A. Webber is an independent filmmaker born in Halifax, Nova Scotia in 1986 and was raised in Montreal, Canada. In 2009, he graduated from NYFA in New York City, then moved to Los Angeles, California to pursue his career. He quickly gained notoriety racking up multiple awards for his work on both commercials and feature films. Currently,Josh is actively focused on directing and producing multiple feature films simultaneously. Founder of Webber Films, JOSH A. WEBBER is just beginningto make history in Hollywood.

Links

- LinkedIn



Josh A. Webber

CEO at Webber Films
Los Angeles, California, United States · 500+ connections

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W **Webber Studios**

ASU **Arizona State University**

About

A multi-talented Director, Producer, and Screenwriter. Josh A. Webber is an independent filmmaker born in Halifax, Nova Scotia in 1986 and was raised in Montreal, Canada. In 2009, he graduated from NYFA in New York City, then moved to Los Angeles, California to pursue his career. He quickly gained notoriety racking up multiple awards for his work on both commercials and feature films. Currently, Josh is actively focused on directing and producing multiple feature films simultaneously. Founder of Webber Films, JOSH A. WEBBER is just beginning to make history in Hollywood.

Activity



https://lnkd.in/g5H_cmr Figured it was time to share my filmmaking process with the world! It gets super interesting I promise. #staytuned Enjoy!...

Liked by Josh A. Webber